Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zeta Global Holdings Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98956A105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956A105	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons William Landman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 502,188
	6	Shared Voting Power 895,711
	7	Sole Dispositive Power 502,188
	8	Shared Dispositive Power 895,711

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,899
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.8%
12	Type of Reporting Person IN

CUSIP No. 98956A105	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons CMS Platinum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 200,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 200,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 98956A105	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

Zeta Global Holdings Corp. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3 Park Ave, 33rd Floor, New York, NY 10016

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

William Landman

CMS Platinum Fund, L.P.

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 308 E. Lancaster Avenue, Suite 300, Wynnewood, PA 19096.

(c)	Citizenship of each Reporting Person is:

Mr. Landman is a citizen of the United States. CMS Platinum Fund, L.P. is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

98956A105

ITEM 3.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 174,157,067 shares of Class A Common Stock outstanding as of October 28, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
William Landman	1,397,899	0.8%	502,188	895,711	502,188	895,711
CMS Platinum Fund, L.P.	200,000	0.0%	0	200,000	0	200,000

Mr. Landman may be deemed the beneficial owner of 1,397,899 shares of Class A Common Stock, which includes: (i) 47,895 shares of Class A Common Stock held of record by Mainline Special Opportunities Fund, L.P. (“MainLine”), of which MainLine SO Associates, L.P. is general partner, and then MainLine SO GP, LLC is the general partner of MainLine’s general partner; (ii) 607,165 shares of Class A Common Stock held by the Reporting Person’s spouse; (iii) 200,000 shares of Class A Common Stock held of record by CMS Platinum Fund, L.P., of which CMS Platinum Associates, L.P. is general partner, and then MSPS Platinum, Inc. is the general partner of CMS Platinum Associates, L.P.; (iv) 1,850 shares of Class A Common Stock held of record by CMS Sub Management Company, of which Mr. Landman is a director and executive officer; (v) 1,940 shares of Class A Common Stock held of record by Capital Management Systems, LLC, of which Mr. Landman is a managing member; (vi) 36,676 shares of Class A Common Stock held of record by CMS Holdco, LLC, of which Mr. Landman is a managing member; and (vii) 185 shares of Class A Common Stock held of record by MSPS Platinum, Inc., of which Mr. Landman is a director and executive officer. Mr. Landman is MainLine SO GP, LLC’s manager.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 6 of 7

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 98956A105	Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

CMS Platinum Fund, L.P.
By: MSPS Platinum, Inc., its general partner

By:	/s/ William Landman
Name:	William Landman
Title:	Managing Director

William Landman

/s/ William Landman

CUSIP No. 98956A105	Schedule 13G	Page 8 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).